Exhibit  3.2



                              Articles of Amendment
                                       To
                            Articles of Incorporation
                                       Of
                           Utah Clay Technology, Inc.

I. The undersigned, the President of Utah Clay Technology, Inc., a Utah corporation, acting on behalf of the Corporation, certifies that, on January 2, 2004, after the Directors of the Corporation had approved and submitted to the person that are record holder of a majority of the outstanding share of Common Stock of the Corporation, such persons gave their written approval to amending the articles of incorporation of the Corporation, as set forth below, that on January 20, 2004 notice of such written action was mailed to all of the shareholders and that ten days have elapsed since such notice was given. The Articles of Amendment were therefore, adopted by the Corporation on January 2, 2004. The undersigned further certifies that such amendments to the Corporation's articles of incorporation were approved by the record holders of a sufficient number of share of each voting group entitled to vote separately on the proposed amendment and the number of shares approve the amend were as follows:



                         No. Of       No. Of Votes
                         Outstanding  Entitled to be  No. of Votes  No Of Votes Cast of
Designation of Security  Shares       Cast            Represented   the Amendment
Common Stock. . . . . .  198,668,524       198668524     160345419    160345416
Preferred Stock . . . .            0               0


The  amendment  so  adopted  are  as  follows:

1.     Article  I  is  amended  to  provide  as  follows:
The  name  of  the  corporation  is  NeWave,  Inc.

2. The following paragraph is added to Article III immediately following the paragraph therein headed "Common Stock" and immediately before the paragraph therein headed "Preferred Stock":

Stock Consolidation: Effective the date of filing of these Articles of Amendment to Articles of Incorporation, the outstanding shares of common stock of the corporation shall be consolidated down to 500,000 shares at the time of, or immediately before, the closing of an acquisition by the corporation of all the outstanding stock of NeWave, Inc. D.B.A. Online Supplier, a Nevada corporation, in exchange for 9,500,000 post-consolidation shares, of common stock of our corporation.

II. The undersigned further certifies that the following amendment to the Corporation's articles of incorporation was approved by the directors of the Corporation on January 7, 2004 without shareholder action and that, pursuant to the provisions of Sections 16-10a-602 (1) (b) of the Utah Revised Business corporation Act, shareholder action was not required.

Article III of the Articles of Incorporation is amended to add the following language at the foot of the Article:

     The  following  series  of  Preferred  Stock  is  authorized:

          Series  C  Convertible  Preferred  Stock.  The  Series  C  Convertible
Preferred Stock shall consist of 95 shares. Each share is automatically converted into 100,000 shares of the Corporation's Common Stock immediately after the Corporation has effected a consolidation of its outstanding shares of Common Stock down to 500,000 shares. It is voting stock, each share being entitled to 100,000 votes on all matters presented to the Corporation's shareholders for a vote.


Dated:

January  30,  2004

/s/  Michael  Hill
______________________
Michael  Hill,  CEO